

September 24, 2012

Via E-Mail
Mr. James Rozon
Chief Financial Officer
Gran Tierra Energy Inc.
300, 625 11th Avenue SW
Calgary, Alberta
Canada T2R 0E1

      Re: Gran Tierra Energy Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 1-34018

Dear Mr. Rozon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Proved Undeveloped Reserves, page 18

1.   Your disclosure under this section indicates that proved undeveloped reserves in Argentina increased during 2011 as a result of the Petrolifera acquisition, and that proved undeveloped reserves in the Moqueta and Costayaco fileds in Colombia did not change materially during 2011. This implies that you did not convert material amounts of proved undeveloped reserves to proved developed during the year. Supplementally, tell us the volume of provide undeveloped reserves converted to proved developed during the year. Additionally, tell us how the volume of proved undeveloped reserves converted to proved developed during the year compared to your development plans as of the beginning of the year.

2.   Your disclosure under this section indicates that all your proved undeveloped reserves are scheduled for development within five years. Confirm to us that, for all your proved undeveloped reserves, a development plan has been adopted which indicates that the reserves are scheduled to be drilled within five years of initial booking as proved reserves. For any proved undeveloped reserves not schedule to be drilled within five years of initial booking, describe the specific circumstances which justify a longer time. See Compliance and Disclosure Interpretation 131.04 for information regarding what constitutes adoption of a development plan. See Compliance and Disclosure Interpretations 108.01 and 131.03 for information regarding "development projects" and "specific circumstances".

3.   Send us, as supplemental information, a reconciliation of beginning and ending provide undeveloped reserves for the years ending December 31, 2010 and 2011. The reconciliation should include beginning and ending balances, as well as changes during the year attributable to purchases, sales, discoveries and extensions and provide undeveloped reserves converted to proved.

Supplementary Data, page 81

Reserve Quantity Information, page 81

4.   Revise to include net quantities of proved undeveloped reserves of oil and gas for all periods presented. Refer to ASC 932-235-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Rozon
Gran Tierra Energy Inc.
September 24, 2012
Page 3

       You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3489 with any other questions.

                                           Sincerely,

                                           /s/ Brad Skinner

                                         Brad Skinner
                                         Senior Assistant Chief Accountant